SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 7, 2002

Telia AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON NOVEMBER 7, 2002.

Press Release
November 7, 2002

Comment from Lars-Eric Petersson, Chairman of the Telia Board

In relation to the announcement by Telia’s President and CEO Anders Igel that he relinquishes his position as a member of the combined TeliaSonera Board, Telia’s Chairman Lars-Eric Petersson has the following comment:

–     The dialogue of the last few days and the uncertainty that this has caused both the Telia and Sonera organisations is of course unfortunate.

–     At the same time it is also important to note that the fact that the CEO is not formally a member of the Board after the merger has been finalised does not in any way change Anders Igel’s assignment, mandate or ability to act in the role of CEO.

–     The most important thing now is that the necessary work to merge Telia and Sonera can continue at full speed. This is an important task, which implies continued mutual trust between the two companies and between their owners. It is also a task which demands that the staff of both companies are allowed to get on with their job in peace and quiet to ensure a successful merger. I hope and believe that we will be able to achieve these working conditions, says Lars-Eric Petersson.

For further information journalists can contact:
Telia’s Press Office, +46 8 713 58 30

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer.
You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Telia is the Nordic leader in telecommunications. Over the past year, we have streamlined the Group, focusing our core businesses making the company more flexible. Our four core businesses are: Mobile communications, Broadband and Internet, Fixed networks and International carrier operations. Telia is listed on Stockholmsbörsen. Sales Jan-Sep 2002 totaled MSEK 42,727 (42,226) and the number of employees was 16,244 (22,509). Sales 2001 totaled MSEK 57,196 and the number of employees was 17,149.